UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 27, 2004**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 12. Results of Operations and Financial Condition.

The following consists of Caterpillar Inc.'s Fourth-Quarter Results released on January 27, 2004. This information is being provided under Item 12 of Form 8-K. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Caterpillar Inc.

January 27, 2004

FOR IMMEDIATE RELEASE

Caterpillar 2003 full-year sales and revenues up 13 percent; profit up 38 percent; 2004 profit expected to be up about 40 percent

PEORIA, Ill. -- Caterpillar Inc. (NYSE: CAT) today reported 2003 sales and revenues of $22.76 billion and profit of $1.1 billion or $3.13 per share. For the fourth quarter, sales and revenues were $6.47 billion and profit was $349 million or $0.97 per share.

Sales and revenues of $22.76 billion were up 13 percent compared to $20.15 billion in 2002. The increase was primarily due to higher *Machinery and Engines* volume of $1.29 billion, a favorable *Currency* impact on sales of $683 million (due mainly to the stronger euro), favorable *Price Realization* of $260 million and higher *Financial Products* revenues of $211 million. For the fourth quarter, sales and revenues of $6.47 billion were up 20 percent compared to $5.38 billion in the fourth quarter 2002.

"Caterpillar had an excellent year," said Chairman and CEO Glen Barton. "We took full advantage of the recovering capital goods market to make real progress on our growth objectives while continuing to lower *Core Operating Costs*. With a 13 percent sales and revenue increase this year, we are well on our way to achieving our growth target of $30 billion of sales and revenues in this decade."

Profit of $1.1 billion or $3.13 per share was up 38 percent compared to $798 million or $2.30 per share in 2002. The profit increase was due to improved price realization of $260 million, lower core operating costs of $231 million and the favorable impact of higher sales volume (net of unfavorable sales mix) of $175 million. These positive factors were partially offset by $310 million of higher *Retirement Benefits*.

"Our performance this year demonstrated to investors our commitment to deliver long-term profitable growth," said Barton. "In addition, we made significant progress on other key strategic initiatives. After an aggressive development program, we introduced ACERT™ technology, earning Caterpillar the distinction of being the only engine manufacturer with a full line of 2004 EPA certified and compliant clean diesel engines**.** Also in 2003, we supported our dealers' continued expansion of Cat Rental stores as they enhanced their position as the world's leading providers of rental equipment. We strengthened our long-term relationships in the Asia-Pacific region, expanding operations in China and India to serve the increasing demand in these important emerging markets. Amid this growth and change, we continued to embrace the discipline of *6 Sigma*, which allowed Caterpillar people to develop process improvements and discover new ways to better serve our customers."

Vice Chairman Jim Owens, who will assume the role of Chairman and CEO February 1, 2004, with Barton's retirement, commented, "As the company grows, we will continue to rely on the proven processes of 6 Sigma to create value and develop growth opportunities. Our success in implementing 6 Sigma is certainly one of the legacies Glen Barton passes on to future generations of Caterpillar leaders along with a track record of strong financial performance despite turbulence in the global economy and key markets. As we move into 2004, we will continue our focus on 6 Sigma and profitable growth, reinforcing the positive changes in our culture that are making Caterpillar a better company."

2004 Outlook

"We end the year with confidence that the momentum in 2003 will carry into 2004," said Owens. "We now expect sales and revenues to increase about 12 percent in 2004 over 2003. With this growth, we will continue to focus on cost management and expect 2004 profit to be up about 40 percent compared to 2003.   The year will benefit from higher volume and the favorable impact of our ACERT technology. We anticipate an increase in retirement benefits of about $250 million which we expect to offset with improved price realization and lower core operating costs." (Complete outlook begins on page 8.)

For more than 75 years, Caterpillar has been building the world's infrastructure and, in partnership with our independent dealers, is driving positive and sustainable change on every continent. Caterpillar is a technology leader and the world's largest maker of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.CAT.com/.

Note: Glossary of terms included on pages 15-16; first occurrence of terms shown in bold italics.

DETAILED ANALYSIS

2003 COMPARED WITH 2002

SALES AND REVENUES

Consolidated Sales and Revenues Comparison
2003 vs. 2002



The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2002 (at left) and 2003 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues, if any, appear as downward stair steps with dollar amounts reflected in parenthesis above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Sales and Revenues

(Millions of dollars)	Total	North America	EAME	Latin America	Asia/ Pacific
2003					
Machinery	$ 13,678	$ 7,310	$ 3,596	$ 928	$ 1,844
Engines[1]	7,370	3,222	2,356	793	999
Financial Products[2]	1,715	1,231	303	94	87
	$ 22,763	$ 11,763	$ 6,255	$ 1,815	$ 2,930
2002					
Machinery	$ 11,975	$ 6,517	$ 3,156	$ 818	$ 1,484
Engines[1]	6,673	2,963	2,022	780	908
Financial Products[2]	1,504	1,116	257	55	76
	$ 20,152	$ 10,596	$ 5,435	$ 1,653	$ 2,468

[1] Does not include internal engine transfers of $1.358 billion and $1.286 billion in 2003 and 2002, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.
[2] Does not include revenues earned from Machinery and Engines of $180 million and $174 million in 2003 and 2002, respectively.

Machinery **sales** were $13.68 billion, an increase of $1.70 billion or 14 percent from 2002. Sales volume was up about 8 percent, the favorable impact of currency accounted for about 4 percent and improved price realization added about 2 percent. In North America, machinery sales increased 12 percent due mostly to higher volume and favorable price realization. Sales volume rose because of an 11 percent increase in dealer deliveries, the result of users (especially rental fleets) upgrading their fleets and a last half improvement in construction activity. Dealers also increased inventories to support higher delivery rates. *EAME* sales were up 14 percent due to the favorable impact of a stronger euro and improved price realization partially offset by lower sales volume due to weak economic conditions in Europe. In *Latin America*, sales were up 13 percent, benefiting from increased dealer deliveries into mining and some building of dealer inventories in anticipation of higher end-user demand. Company sales in Asia/Pacific surged 24 percent as dealer deliveries increased significantly due to strong economies in the region.

Engines **sales** were $7.37 billion, an increase of $697 million or 10 percent from 2002. Sales volume was up about 5 percent, the favorable impact of currency accounted for about 3 percent and emissions-related price increases added about 2 percent. North American sales rose 9 percent due to improved emissions-related price increases for truck engines and higher volume in most key engine sectors. Engine sales in EAME rose 17 percent due to the favorable effects of currency and higher sales into the Middle East. Sales in Latin America rose 2 percent with all of the gain coming from higher sales of truck and bus engines. Sales in Asia/Pacific rose 10 percent due to higher volume in almost all sectors as economic growth strengthened. Worldwide Caterpillar truck engine sales rose 19 percent with a significant improvement in emissions-related price realization and higher volume of 4 percent. Worldwide sales of electric power and industrial engines rose 10 and 8 percent, respectively, benefiting from the favorable effects of currency and slight industry growth. Worldwide sales into petroleum rose 4 percent due to higher demand for engines used in gas compression and higher North American land drilling activity. Sales to the marine sector rose 2 percent, helped by slightly higher industry demand and favorable effects of currency.

Financial Products revenues were $1.72 billion, an increase of $211 million or 14 percent from 2002. The increase was due primarily to the favorable impact of $223 million from continued growth of *Earning Assets* at Cat Financial and a $63 million increase in earned premiums on extended service contracts at Cat Insurance. These favorable items were partially offset by the $120 million impact of lower interest rates on new and existing finance receivables at Cat Financial.

OPERATING PROFIT



Consolidated Operating Profit Comparison
2003 vs. 2002

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2002 (at left) and 2003 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parenthesis above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

The favorable profit impact of additional machinery and engine sales volume was partially offset by unfavorable sales mix resulting in a net positive impact of $175 million. The unfavorable sales mix was primarily due to lower sales of higher margin fuel system components to Navistar International Transportation Corporation ("Navistar") attributable to the imminent expiration of a long-term purchase contract in 2003 between Caterpillar and Navistar, which expired on December 31, 2003, as well as higher sales of lower margin small diesel engines and compact construction equipment. Improved price realization reflected the favorable impact of modest price increases taken in January 2003 on most machines and parts. Material cost reductions and quality improvements reflected in lower warranty costs were partially offset by higher incentive compensation of about $140 million for a net improvement in core operating costs of $231 million. The higher incentive compensation benefits employees at all levels as corporate financial performance improves. This reflects the structure of our compensation plans where employees have a component of their pay tied to the performance of the company.

Partially offsetting the favorable items was $310 million of higher retirement benefits. This increase was primarily due to the impact of previous poor performance of equity markets on pension plan assets and increased expense resulting from the introduction of a company match to our 401(k) plan in 2003.

Operating Profit		
(Millions of dollars)	**2002**	**2003**
Machinery[1]	$ 947	$ 1,246
Engines[1]	175	188
Financial Products	284	345
Consolidating Adjustments	(82)	(91)
	$ 1,324	$ 1,688

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Machinery operating profit increased 32 percent, or $299 million, from 2002. The favorable impact of improved price realization, higher sales volume (net of unfavorable sales mix) and lower core operating costs more than offset higher retirement benefits.

Engines operating profit increased 7 percent, or $13 million, from 2002 as lower core operating costs were almost entirely offset by higher retirement benefits and the unfavorable impact of *Changes in Emissions Standards*. The favorable impact of volume was offset by negative sales mix resulting from lower sales of higher margin fuel system components as well as higher sales of lower margin small diesel engines.

Financial Products operating profit increased 21 percent, or $61 million, from 2002. The increase was primarily due to the impact of growth of earning assets of $59 million, higher fee income of $12 million and higher securitization income of $8 million at Cat Financial. These favorable items were partially offset by increased operating costs to support growth at Cat Financial.

OTHER PROFIT/LOSS ITEMS

Interest expense excluding Financial Products was $33 million lower compared to 2002 primarily due to lower average short-term and long-term borrowings.

Other income/expense was income of $35 million down from $69 million in 2002. The change was primarily due to a $55 million charge for early retirement of the $250 million 6 percent debentures due in 2007.

The provision for income taxes reflects an estimated annual tax rate of 27 percent for 2003 compared to 28 percent a year ago due to the geographic mix of profits and changes in the estimated tax benefits from export sales.

The equity in profit/loss of unconsolidated affiliated companies favorably impacted profit $24 million from 2002, due mostly to improved profitability of Shin Caterpillar Mitsubishi Ltd. resulting from improved export business into China and North America.

CASH FLOW

After contributing $720 million to our pension plans, Machinery and Engines operating cash flow was $1.43 billion. The strong cash flow allowed funding for our capital expenditures, increased dividend payments and the share repurchase program while improving the strength of our financial position. Pursuant to the share repurchase program authorized by the Board of Directors in October 2003, $405 million was spent to purchase 5.45 million shares during the fourth quarter. There were 344 million shares outstanding at the end of 2003. The goal of the share repurchase program, which expires in October 2008, is to reduce the company's outstanding shares to 320 million.

EMPLOYMENT

At the end of 2003, Caterpillar's worldwide employment was 69,169 compared with 68,990 in 2002. Excluding the impact of acquiring a controlling interest in Hindustan Powerplus Ltd. and increases to support our growing Caterpillar Logistics operations, which combined added approximately 1,100 employees, employment was down about 900.

OPERATING COST RECLASSIFICATION

In the second quarter, we revised our policy regarding the classification of certain costs related to distributing replacement parts. Previously, these costs were included in SG&A and now are included in cost of goods sold. This classification is more consistent with industry practice. The parts distribution costs include shipping and handling (including warehousing) along with related support costs such as information technology, purchasing and inventory management.

The amounts reclassified from SG&A expenses to cost of goods sold were $109 million and $437 million for the three months and twelve months ended December 31, 2002, respectively. These costs were $113 million and $443 million for the three months and twelve months ended December 31, 2003, respectively.   The reclassification had no impact on operating profit.

OUTLOOK

SALES AND REVENUES OUTLOOK

For the year 2004, we project company sales and revenues will increase about 12 percent compared to 2003. Machinery and Engines volume is expected to increase about 10 percent with the remainder coming from Financial Products revenues and improved price realization.

A worldwide economic recovery is now underway and we expect further strengthening in 2004. Global economic growth should exceed 3.5 percent in 2004, or about 1 percentage point higher than in 2003.

Record, or near-record, low interest rates initiated economic recoveries in 2003 and we expect interest rates will remain low throughout 2004. Most economies have considerable excess capacity, and inflation is generally within central bank targets. We expect that central bankers will be cautious about taking any actions that could jeopardize recoveries.

This environment should further benefit our businesses. Low interest rates and rising profits are expected to continue to encourage users to replace existing equipment. Low interest rates should also allow another strong year for housing construction. Nonresidential construction, which tends to parallel overall economic growth, should continue to improve. Metals mining had only a scattered recovery in 2003, but we expect that recent increases in metals prices will cause this industry's recovery to strengthen and broaden in 2004.

North America (United States and Canada)

The U. S. economy ended 2003 on a strong note and the Federal Reserve's stated plan to keep interest rates low for a considerable period should ensure a very good year for the economy in 2004. We project U. S. growth of at least 4.5 percent and the Canadian economy should rebound from 2003's slowdown, growing more than 3 percent in 2004.

We estimate that Machinery and Engines sales will increase about 18 percent in 2004. Continued low interest rates should allow further growth in construction and higher coal and metals prices should trigger substantial recoveries in mining. Petroleum and natural gas sales should continue to benefit from favorable energy prices.

EAME

European economies recovered slowly in the last half of 2003 and current low interest rates should allow further strengthening. We expect the European economies to grow 2 percent in 2004, fast enough to allow some improvement in construction activity. Favorable energy prices, plus much higher commodity prices, should result in another year of good economic growth in both Africa/Middle East and the CIS.

We estimate that Machinery and Engines sales in EAME will rise about 6 percent in 2004. Higher volume should account for about 5 percent of the increase while the ongoing favorable impact of the strong euro and improved price realization are expected to contribute the remaining 1 percent increase in sales.

Latin America

We expect economic growth will improve to about 3.5 percent in 2004 compared to 1.5 percent experienced in 2003. The region should benefit from the worldwide economic recovery and reductions in local interest rates. Foreign direct investment is also expected to recover in 2004. As a result of stronger economies, we project that sales of Machinery and Engines will be up about 5 percent in 2004.

Asia/Pacific

This region is expected to again lead the world in economic growth, improving to over 6 percent in 2004. China's booming economy should slow a bit in response to modest tightening in economic policies. This is expected to be more than offset by better growth in most other countries. Despite rising trade frictions targeted at the region, most countries should be able to increase exports as a result of faster world economic growth.

We expect sales of Machinery and Engines to increase around 7 percent in 2004. Strong domestic economies and low local interest rates are expected to boost construction and the region's sizable mining sector should benefit from higher commodity prices.

Financial Products

We expect growth in Financial Products for 2004, with revenues expected to increase approximately 10 percent versus 2003 primarily due to higher average earning assets in 2004 (beginning earning assets and new financing activity will both be higher in 2004 versus 2003). New financing activity growth is primarily due to expected improvement in Machinery and Engines sales and other growth initiatives.

PROFIT OUTLOOK

We expect 2004 profit per share to be up about 40 percent compared to 2003. The year will benefit from higher volume and the favorable impact of our ACERT technology. We anticipate an increase in retirement benefits of about $250 million, which we expect to offset with improved price realization and lower core operating costs.

SUPPLEMENTAL INFORMATION (2003 VERSUS 2002)

We are providing supplemental information including deliveries to users and dealer inventory levels. We sell the majority of our machines and engines to independently owned and operated dealers and original equipment manufacturers (OEMs) to meet the demands of their customers, the end users. Due to time lags between our sales and the deliveries to end users we believe this information will help readers better understand our business and the industries we serve. All information provided in the supplemental section is in *Constant Dollars*.

Dealer New Machine Deliveries

Worldwide dealer deliveries of new machines to end users increased 6 percent from 2002. Asia/Pacific and North America accounted for the gain, mostly in deliveries into construction. Deliveries into mining declined despite some late-year recoveries resulting from higher metals prices.

Dealer machine deliveries in North America rose 11 percent in 2003, benefiting from an exceptionally strong 24 percent gain in the fourth quarter. Throughout the year, low interest rates and rising corporate profits encouraged users to upgrade fleets. Then, in the last half, deliveries benefited further from recoveries in construction and construction-related activities.

Deliveries into North American general construction were up 18 percent from 2002. Continued low mortgage interest rates caused housing starts to surge to a 25-year high and nonresidential building construction, largely retail and hotel, improved in the second half. Dealers delivered 17 percent more new machines into heavy construction, where both highway and sewer and water construction increased. Quarry and aggregate prices were higher than in 2002, driving a 5 percent gain in dealer deliveries into that industry. Lumber prices also increased, causing deliveries into forestry to increase 24 percent. Mining remained depressed, with dealer deliveries down 21 percent for the year. Although metals prices were up significantly and coal prices improved during the year, mining companies had not yet increased production by the end of the year.

In EAME, dealers delivered 5 percent fewer machines than in 2002. Europe, where most of the key economies were weak, accounted for most of the decline. Deliveries into Africa/Middle East also decreased, almost entirely in the United Arab Emirates. Deliveries in 2002 benefited from a large infrastructure project that was not repeated in 2003. In the CIS, dealer deliveries nearly doubled as a result of continued development in energy and mining, which benefited from higher oil and metals prices.

Deliveries of new machines into Latin America dropped 11 percent. Most economies grew slowly, resulting in weak construction activity. As a result, deliveries into construction industries decreased. In contrast, higher metals prices caused a significant increase in deliveries to metals mines and dealer inventories in-transit did increase in anticipation of future deliveries.

Dealer deliveries to end users in Asia/Pacific surged 25 percent. China, where the economy and construction industry boomed, accounted for over half the growth. Economic growth was also robust in many other countries, resulting in double-digit growth in dealer deliveries in Australia, India, Indonesia, Malaysia, South Korea and Thailand.

Dealer Inventories of New Machines

Worldwide dealer inventories at the end of 2003 were higher than a year earlier in all regions. Relative to dealer delivery rates, dealer inventories were lower than a year ago. The inventory to delivery ratio declined in all regions except Latin America.

Engine Deliveries to End Users and OEMs

Worldwide engine deliveries to end users and OEMs were up 1 percent in 2003. Stronger economic growth, higher corporate profits and rising business and investor confidence supported improving investment conditions in all commercial engine sectors. Truck engine deliveries rose 4 percent with all of the gain coming from midrange engines. Worldwide deliveries to end users in the petroleum and electric power sectors rose slightly (1 to 2 percent) with growth due to stronger industry demand. Global deliveries of industrial engines fell 4 percent mostly due to weak Western European economic growth and sluggish industry conditions. Worldwide marine engine deliveries fell 9 percent due to lower demand for large reciprocating engines used in workboats and ocean-going vessels.

In North America, engine deliveries to end users and OEMs were up 2 percent from 2002.   Higher deliveries into the industrial, petroleum and on-highway truck sectors more than offset lower deliveries to the electric power and marine sectors. Engine deliveries to end users and OEMs in the industrial sector increased 22 percent caused by stronger industry demand as corporate profits and business investment recovered. Engines delivered to North American truck and bus manufacturers rose 4 percent with all of the growth caused by a 16 percent gain in demand for midrange engines. Caterpillar maintained its leadership position in the North American on-highway truck and bus industry. Deliveries of engines to the petroleum sector rose 5 percent, positively impacted by rising industry profits and more favorable investment trends. Deliveries of engines to the electric power sector declined 4 percent with weaker demand for turbines compared to last year when deliveries to various colleges and universities to meet future energy needs were abnormally strong. Deliveries of engines to the marine sector declined 20 percent due to lower demand for large reciprocating engines used in workboats.

In EAME, overall deliveries to end users and OEMs rose 2 percent, with higher deliveries to the electric power and petroleum sectors up 18 and 10 percent, respectively. EAME deliveries of reciprocating engines gained from particular industry strength in the Middle East. Deliveries to the Middle East strengthened due to favorable oil prices and revenues, steadily improving regional geopolitical confidence and reconstruction efforts. EAME deliveries of engines to the industrial and marine sectors fell 11 and 17 percent, respectively, caused by weak economic growth in Western Europe and lower industry demand for workboats and ocean-going vessels.

Deliveries to end users and OEMs in Latin America fell 17 percent as gains in deliveries to the on-highway truck, industrial and marine sectors were more than offset by weaker demand for engines delivered into the electric power and petroleum sectors. Deliveries of turbines and turbine services to the Latin American electric power sector rose sharply but not enough to offset much weaker deliveries of large reciprocating engines delivered into Brazil. Deliveries of large reciprocating engines rose sharply in 2002 when Brazil had significant hydroelectric power shortages but demand fell substantially after these power shortages disappeared.

Deliveries to end users and OEMs in Asia/Pacific were up 11 percent compared to last year led by a 31 percent gain in engine deliveries to the electric power sector. Improving economic growth and rising business investment supported growth in all sectors except petroleum. Asia/Pacific demand for large engines used in the petroleum sector weakened from last year's strong levels; last year key countries in Asia/Pacific made large investments in engines to increase their oil and gas development and production.

Dealer Inventories of Engines

Worldwide dealer engine inventories at year end were slightly above last year and slightly above normal compared to selling rates. North American and Latin American dealers aggressively worked their surplus electric power engine inventories down to normal levels. EAME dealer inventories rose significantly as dealers pre-positioned inventory to support expected Middle Eastern reconstruction efforts. Dealer inventories in Asia/Pacific rose slightly as delivery trends improved.

FOURTH QUARTER 2003 COMPARED WITH FOURTH QUARTER 2002

SALES AND REVENUES



Consolidated Sales and Revenues Comparison
Fourth Quarter 2003 vs. Fourth Quarter 2002

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between fourth quarter 2002 (at left) and fourth quarter 2003 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parenthesis above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Sales and Revenues					
(Millions of dollars)	Total	North America	EAME	Latin America	Asia/ Pacific
Fourth Quarter 2003					
Machinery	$ 3,827	$ 2,088	$ 939	$ 291	$ 509
Engines[1]	2,184	876	703	300	305
Financial Products[2]	454	325	79	23	27
	$ 6,465	$ 3,289	$ 1,721	$ 614	$ 841
Fourth Quarter 2002					
Machinery	$ 3,151	$ 1,643	$ 878	$ 186	$ 444
Engines[1]	1,838	728	589	270	251
Financial Products[2]	388	280	70	1	37
	$ 5,377	$ 2,651	$ 1,537	$ 457	$ 732

[1] Does not include internal engine transfers of $362 million and $316 million in fourth quarter 2003 and fourth quarter 2002, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.
[2] Does not include revenues earned from Machinery and Engines of $47 million and $43 million in fourth quarter 2003 and fourth quarter 2002, respectively.

Machinery sales were $3.83 billion, an increase of $676 million or 21 percent from fourth quarter 2002. Sales volume was up about 14 percent, the favorable impact of currency accounted for about 4 percent and improved price realization added about 3 percent. North America had the strongest quarter of the year, with machinery sales 27 percent higher than fourth quarter 2002 due to higher sales volume and favorable price realization. Sales volume was up as a result of continued growth in dealer deliveries into construction, forestry, quarry and aggregates and a modest rebound in deliveries into coal mining. Sales in EAME increased 7 percent, the result of the favorable translation impact of a stronger euro, partially offset by a sales volume decline due to soft economic conditions in Europe. In Latin America, sales surged 56 percent. This gain reflects an increase in dealer inventories. Asia/Pacific sales were 15 percent higher than last year. Dealers added less to inventories than last year, offsetting some of the large gain in deliveries.

Engines sales were $2.18 billion, an increase of $346 million or 19 percent from fourth quarter 2002. Sales volume was up about 15 percent, the favorable impact of currency accounted for about 3 percent and improved emissions-related price increases (net of unfavorable price realization) added about 1 percent. Sales rose 20 percent in North America, 19 percent in EAME, 11 percent in Latin America and 22 percent in Asia/Pacific. The North American sales gain came from a doubling in quarterly sales of truck engines compared to last year's fourth quarter which was negatively impacted by truck manufacturers' buying engines before the October 2002 engine emission regulations became effective. Sales in EAME rose due to the favorable effects of currency on engines sold into the electric power and industrial sectors and stronger industry demand for engines sold into the petroleum sector. In Latin America, higher sales of midrange truck engines and engines sold to the petroleum sector more than offset a 35 percent drop in sales to the electric power sector. Last year's fourth-quarter Latin American sales contained robust sales of large engines sold into Brazil to meet a hydroelectric power shortage. Stronger economic growth contributed to the increase in Asia/Pacific, where sales were higher in all major sectors. Sales into the global on-highway truck and bus engine sector doubled. Global sales of industrial and marine engines gained 15 and 7 percent, respectively, due to the favorable effects of currency and slight industry growth. Sales into the petroleum sector were up 6 percent. Global sales into the electric power sector were down 2 percent despite favorable effects of currency.

Financial Products revenues were $454 million, an increase of $66 million or 17 percent from fourth quarter 2002. The favorable impact of $56 million due to continued growth of earning assets at Cat Financial was partially offset by the $27 million impact of lower interest rates on new and existing finance receivables. Also, there was a $17 million increase in earned premiums on extended service contracts at Cat Insurance.

OPERATING PROFIT

Consolidated Operating Profit Comparison
Fourth Quarter 2003 vs. Fourth Quarter 2002



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between fourth quarter 2002 (at left) and fourth quarter 2003 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parenthesis above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Higher sales volume positively impacted operating profit but was partially offset by unfavorable sales mix primarily due to lower sales of higher margin fuel system components to Navistar attributable to the imminent expiration of a long-term purchase contract in 2003 between Caterpillar and Navistar as well as higher sales of lower margin small diesel engines. Improved price realization of $63 million reflected the favorable impact of modest price increases taken in January 2003 on most machines and parts. The impact of changes in emission standards favorably impacted operating profit by $32 million as more ACERT product was introduced in the marketplace.

Partially offsetting the favorable items were $93 million higher core operating costs and $79 million of higher retirement benefits. The retirement benefits cost increase was primarily due to the impact of previous poor performance of equity markets on pension plan assets and increased expense resulting from the introduction of a company match to our 401(k) plan in 2003.

The increase in core operating costs reflects a lower than normal SG&A spending level in the fourth quarter 2002 due to stringent cost control reflective of business conditions, higher incentive compensation which benefits employees at all levels, increased spending on product development programs, spending to support our volume growth and the unfavorable change of the gain/loss on disposition of assets. These unfavorable items were partially offset by the positive impact of continued material cost reductions and lower warranty costs.

	Operating Profit	
(Millions of dollars)	**Fourth Quarter 2002**	**Fourth Quarter 2003**
Machinery[1]	$ 366	$ 367
Engines[1]	26	70
Financial Products	65	87
Consolidating Adjustments	(20)	(25)
	$ 437	$ 499

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Machinery operating profit was up $1 million compared to the fourth quarter 2002. The favorable impacts of higher volume and improved price realization were almost completely offset by higher core operating costs and retirement benefits.   The increase in core operating costs was due to a lower than normal SG&A spending level in the fourth quarter 2002, higher incentive compensation, increased spending on product development programs, spending to support our volume growth and the unfavorable change of the gain/loss on disposition of assets. These unfavorable items were partially offset by the positive impact of continued material cost reductions and lower warranty costs.

Engines operating profit was up $44 million, or 169 percent, from fourth quarter 2002. The favorable impacts of higher volume (net of unfavorable sales mix) and meeting engine emissions standards with our ACERT technology were partially offset by lower price realization and higher retirement benefits.

Financial Products operating profit was up $22 million, or 34 percent, from fourth quarter 2002. The increase was primarily due to the impact of growth of earning assets of $11 million, decreased provision for credit losses of $8 million, and the favorable impact of $6 million due to lower interest rates (interest rates on debt decreased more than on the portfolio).

OTHER PROFIT/LOSS ITEMS

Interest expense excluding Financial Products was $19 million lower compared to fourth quarter 2002 primarily due to lower average long-term borrowings.

Other income/expense was income of $20 million compared with income of $51 million in fourth quarter 2002. The change was mostly due to the unfavorable impact of currency.

The provision for income taxes in the fourth quarter reflects an estimated annual tax rate of 27 percent for 2003 compared to 28 percent a year ago due to the geographic mix of profits and changes in the estimated tax benefits from export sales.

The equity in profit/loss of unconsolidated affiliated companies favorably impacted profit $3 million from fourth quarter a year ago, due in part to improved profitability of Shin Caterpillar Mitsubishi Ltd. resulting from improved export business into China and North America.

GLOSSARY OF TERMS

1. **Changes in Emissions Standards (Emissions)** - Generally, emissions describes the financial impacts of industry emission standard changes for on-highway truck and bus engines in North America. With respect to sales and revenues, emissions represents the impact of price increases. With respect to operating profit, emissions represents the net impact of price increases, production cost increases which include incremental ramp-up production costs and non-conformance penalties (NCPs).

2. **Consolidating Adjustments** - Eliminations of transactions between Machinery and Engines and Financial Products.

3. **Constant Dollars** - The dollar value of machine and engine deliveries adjusted for changes in price and currency.

4. **Core Operating Costs** - Machinery and Engines operating cost change adjusted for volume. It excludes currency, retirement benefits and emissions production cost increases, ramp-up production costs and non-conformance penalties.

5. **Currency** - With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on the Financial Products line of business are included in the Financial Products portions of the respective analyses.

6. **EAME** - Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7. **Earning Assets** - These assets consist primarily of total net finance receivables plus equipment on operating leases, less accumulated depreciation at Cat Financial. Net finance receivables represent the gross receivables amount less unearned income and the allowance for credit losses.

8. **Engines** - A principal line of business including the design, manufacture and marketing of engines for Caterpillar machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1 000 to 14 500 kilowatts).

9. **Financial Products** - A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

10. **Latin America** - Geographic region including the Central American countries and Mexico.

11. **Machinery** - A principal line of business which includes the design, manufacture and marketing of construction, mining, agricultural and forestry machinery - track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders and related parts. Also includes logistics services for other companies.

12. **Machinery and Engines (M&E)** - Due to the highly integrated nature of operations, represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

13. **Price Realization** - The impact of net price changes excluding emissions price increases and currency.

14. **Retirement Benefits** - Cost of defined benefit pension plans, defined contribution plans and retirement healthcare and life insurance.

15. **Sales Volume/Mix** - The net operating profit impact of changes in the quantities sold for machines, engines and parts combined with the net operating profit impact of changes in the relative weighting of machines, engines and parts sales with respect to total sales.

16. **6 Sigma** - On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities. At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain. It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through Black Belt-led project teams. At Caterpillar, 6 Sigma goes beyond mere process improvement; it has become the way we work as teams to process business information, solve problems and manage our business successfully.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP, and therefore, is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or as a substitute for the related GAAP measure.

Machinery and Engines

Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 21 - 26 reconciles Machinery and Engines with Financial Products on the Equity Basis to Caterpillar Inc. Consolidated financial information.

*   *   *

The information included in the Outlook section is forward-looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 27, 2004. This filing is available on our website at http://www.CAT.com/sec_filings.

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
    (800) 228-7717 (Inside the United States and Canada)
    (858) 244-2080 (Outside the United States and Canada)

Internet:
    http://www.CAT.com/investor
    http://www.CAT.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:
    Kelly Wojda
    Corporate Public Affairs
    (309) 675-1307
    wojda_kelly_g@CAT.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003	2002	2003	2002
Sales and revenues:				
Sales of Machinery and Engines	$ 6,011	$ 4,989	$ 21,048	$ 18,648
Revenues of Financial Products	454	388	1,715	1,504
Total sales and revenues	6,465	5,377	22,763	20,152
Operating costs:				
Cost of goods sold	4,843	4,067	16,945	15,146
Selling, general and administrative expenses	669	507	2,470	2,094
Research and development expenses	175	132	669	656
Interest expense of Financial Products	116	128	470	521
Other operating expenses	163	106	521	411
Total operating costs	5,966	4,940	21,075	18,828
Operating profit	499	437	1,688	1,324
Interest expense excluding Financial Products	54	73	246	279
Other income (expense)	20	51	35	69
Consolidated profit before taxes	465	415	1,477	1,114
Provision for income taxes	125	116	398	312
Profit of consolidated companies	340	299	1,079	802
Equity in profit (loss) of unconsolidated affiliated companies	9	6	20	(4)
Profit	$ 349	$ 305	$ 1,099	$ 798
Profit per common share	$ 1.01	$ 0.89	$ 3.18	$ 2.32
Profit per common share - assuming dilution [1]	$ 0.97	$ 0.88	$ 3.13	$ 2.30
Weighted average common shares outstanding (thousands)				
- Basic	345,923	344,218	345,223	343,980
- Assuming dilution [1]	358,651	346,318	351,352	346,946
Cash dividends paid per common share	$ 0.37	$ 0.35	$ 1.42	$ 1.40

[1] Diluted by assumed exercise of stock options, using the treasury stock method.

Certain amounts from prior periods have been reclassified to conform to current financial statement presentation.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

Assets		As of December 31,		
		2003		**2002**
Current Assets				
Cash and short-term investments		$ 342		$ 309
Receivables - trade and other		3,666		2,838
Receivables - finance		7,605		6,748
Deferred and refundable income taxes		348		642
Prepaid expenses		1,962		1,328
Inventories		3,047		2,763
Total current assets		16,970		14,628
Property, plant and equipment - net		7,290		7,046
Long-term receivables - trade and other		82		66
Long-term receivables - finance		7,822		6,714
Investments in unconsolidated affiliated companies		800		747
Deferred income taxes		986		850
Intangible assets		239		281
Goodwill		1,398		1,402
Other assets		1,427		1,117
Total Assets		$ 37,014		$ 32,851
Liabilities				
Current liabilities:				
Short-term borrowings:				
-- Machinery and Engines		$ 72		$ 64
-- Financial Products		2,385		2,111
Accounts payable		3,100		2,269
Accrued expenses		1,638		1,620
Accrued wages, salaries and employee benefits		1,252		1,178
Dividends payable		127		120
Deferred and current income taxes payable		227		70
Long-term debt due within one year:				
-- Machinery and Engines		32		258
-- Financial Products		2,949		3,654
Total current liabilities		11,782		11,344
Long-term debt due after one year:				
-- Machinery and Engines		3,367		3,403
-- Financial Products		11,011		8,193
Liability for postemployment benefits		4,260		4,038
Deferred income taxes and other liabilities		516		401
Total Liabilities		30,936		27,379
Stockholders' Equity				
Common stock		1,059		1,034
Treasury stock		(2,914)		(2,669)
Profit employed in the business		8,450		7,849
Accumulated other comprehensive income		(517)		(742)
Total Stockholders' Equity		6,078		5,472
Total Liabilities and Stockholders' Equity		$ 37,014		$ 32,851

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Twelve Months Ended December 31,	
Cash flow from operating activities:	**2003**	**2002**
Profit..	$ 1,099	$ 798
Adjustments for non-cash items:		
Depreciation and amortization...	1,347	1,220
Other...	(3)	397
Changes in assets and liabilities:		
Receivables - trade and other	(521)	(50)
Inventories..	(286)	162
Accounts payable and accrued expenses	617	164
Other - net	(187)	(325)
Net cash provided by operating activities...................................	2,066	2,366
Cash flow from investing activities:		
Capital expenditures excluding equipment leased to others...............	(682)	(728)
Expenditures for equipment leased to others	(1,083)	(1,045)
Proceeds from disposals of property, plant and equipment................	761	561
Additions to finance receivables	(17,146)	(15,338)
Collection of finance receivables	13,882	11,866
Proceeds from the sale of finance receivables	1,760	2,310
Investments and acquisitions (net of cash acquired).......................	(36)	(294)
Other - net..	(17)	(40)
Net cash used for investing activities	(2,561)	(2,708)
Cash flow from financing activities:		
Dividends paid	(491)	(481)
Common stock issued, including treasury shares reissued	157	10
Treasury Shares Purchased	(405)	-
Proceeds from long-term debt issued..	5,357	4,137
Payments on long-term debt...	(4,237)	(3,339)
Short-term borrowings - net	132	(102)
Net cash provided by financing activities	513	225
Effect of exchange rate on cash..	15	26
Increase (Decrease) in cash and short-term investments	33	(91)
Cash and short-term investments at beginning of period..................	309	400
Cash and short-term investments at end of period	$ 342	$ 309

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Year Ended December 31, 2003
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 21,048	$ 21,048	$ -	$ -
Revenues of Financial Products	1,715	-	1,895	(180)[2]
Total sales and revenues	22,763	21,048	1,895	(180)
Operating costs:				
Cost of goods sold	16,945	16,945	-	-
Selling, general and administrative expenses	2,470	2,009	538	(77)[3]
Research and development expenses	669	669	-	-
Interest expense of Financial Products	470	-	482	(12)[4]
Other operating expenses	521	(9)	530	-
Total operating costs	21,075	19,614	1,550	(89)
Operating profit	1,688	1,434	345	(91)
Interest expense excluding Financial Products	246	259	-	(13)[4]
Other income (expense)	35	(69)	26	78 [5]
Consolidated profit before taxes	1,477	1,106	371	-
Provision for income taxes	398	286	112	-
Profit of consolidated companies	1,079	820	259	-
Equity in profit (loss) of unconsolidated affiliated companies	20	16	4	-
Equity in profit of Financial Products' subsidiaries	-	263	-	(263)[6]
Profit	$ 1,099	$ 1,099	$ 263	$ (263)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products revenues earned from Machinery and Engines.
[3] Elimination of expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned by Machinery and Engines from Financial Products.
[6] Elimination of Financial Products profit for the period.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Year Ended December 31, 2002
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines..................................	$ 18,648	$ 18,648	$ -	$ -
Revenues of Financial Products...................................	1,504	-	1,678	(174)[2]
Total sales and revenues	20,152	18,648	1,678	(174)
Operating costs:				
Cost of goods sold..	15,146	15,146	-	-
Selling, general and administrative expenses	2,094	1,739	430	(75)[3]
Research and development expenses..........................	656	656	-	-
Interest expense of Financial Products	521	-	538	(17)[4]
Other operating expenses...	411	(15)	426	-
Total operating costs...	18,828	17,526	1,394	(92)
Operating profit	1,324	1,122	284	(82)
Interest expense excluding Financial Products	279	279	-	-
Other income (expense)...	69	(16)	3	82 [5]
Consolidated profit before taxes	1,114	827	287	-
Provision for income taxes	312	204	108	-
Profit of consolidated companies	802	623	179	-
Equity in profit (loss) of unconsolidated affiliated companies	(4)	(12)	8	-
Equity in profit of Financial Products' subsidiaries	-	187	-	(187)[6]
Profit	$ 798	$ 798	$ 187	$ (187)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Machinery and Engines.

[3] Elimination of expenses recorded by Machinery and Engines paid to Financial Products.

[4] Elimination of interest expense recorded by Financial Products paid to Machinery and Engines.

[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned by Machinery and Engines from Financial Products.

[6] Elimination of Financial Products profit for the period.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended December 31, 2003
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 6,011	$ 6,011	$ -	$ -
Revenues of Financial Products	454	-	501	(47)[2]
Total sales and revenues	6,465	6,011	501	(47)
Operating costs:				
Cost of goods sold	4,843	4,843	-	-
Selling, general and administrative expenses	669	539	151	(21)[3]
Research and development expenses	175	175	-	-
Interest expense of Financial Products	116	-	117	(1)[4]
Other operating expenses	163	17	146	-
Total operating costs	5,966	5,574	414	(22)
Operating profit	499	437	87	(25)
Interest expense excluding Financial Products	54	58	-	(4)[4]
Other income (expense)	20	(4)	3	21 [5]
Consolidated profit before taxes	465	375	90	-
Provision for income taxes	125	112	13	-
Profit of consolidated companies	340	263	77	-
Equity in profit (loss) of unconsolidated affiliated companies	9	9	-	-
Equity in profit of Financial Products' subsidiaries	-	77	-	(77)[6]
Profit	$ 349	$ 349	$ 77	$ (77)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products revenues earned from Machinery and Engines.
[3] Elimination of expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned by Machinery and Engines from Financial Products.
[6] Elimination of Financial Products profit for the period.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended December 31, 2002
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 4,989	$ 4,989	$ -	$ -
Revenues of Financial Products	388	-	431	(43)[2]
Total sales and revenues	5,377	4,989	431	(43)
Operating costs:				
Cost of goods sold	4,067	4,067	-	-
Selling, general and administrative expenses	507	413	113	(19)[3]
Research and development expenses	132	132	-	-
Interest expense of Financial Products	128	-	132	(4)[4]
Other operating expenses	106	(15)	121	-
Total operating costs	4,940	4,597	366	(23)
Operating profit	437	392	65	(20)
Interest expense excluding Financial Products	73	73	-	-
Other income (expense)	51	28	3	20 [5]
Consolidated profit before taxes	415	347	68	-
Provision for income taxes	116	88	28	-
Profit of consolidated companies	299	259	40	-
Equity in profit (loss) of unconsolidated affiliated companies	6	4	2	-
Equity in profit of Financial Products' subsidiaries	-	42	-	(42)[6]
Profit	$ 305	$ 305	$ 42	$ (42)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products revenues earned from Machinery and Engines.
[3] Elimination of expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded by Financial Products paid to Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned by Machinery and Engines from Financial Products.
[6] Elimination of Financial Products profit for the period.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Year Ended December 31, 2003
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 1,099	$ 1,099	$ 263	$ (263)[2]
Adjustments for non-cash items:				
Depreciation and amortization	1,347	798	549	-
Profit of Financial Products	-	(263)	-	263 [3]
Other	(3)	-	20	(23)[4]
Changes in assets and liabilities:				
Receivables - trade and other	(521)	(376)	(250)	105 [4]
Inventories	(286)	(286)	-	-
Accounts payable and accrued expenses	617	674	(4)	(53)[4]
Other - net	(187)	(219)	61	(29)[4]
Net cash provided by operating activities	2,066	1,427	639	-
Cash flow from investing activities:				
Capital Expenditures excluding equipment leased to others	(682)	(654)	(28)	-
Expenditures for equipment leased to others	(1,083)	(10)	(1,073)	-
Proceeds from disposals of property, plant and equipment	761	133	628	-
Additions to finance receivables	(17,146)	-	(17,146)	-
Collection of finance receivables	13,882	-	13,882	-
Proceeds from the sale of finance receivables	1,760	-	1,760	-
Net intercompany borrowings	-	376	53	(429)[5]
Investments and acquisitions (net of cash acquired)	(36)	(18)	(18)	-
Other - net	(17)	(23)	(47)	53 [6]
Net cash provided by (used for) investing activities	(2,561)	(196)	(1,989)	(376)
Cash flow from financing activities:				
Dividends paid	(491)	(491)	-	-
Common stock issued, including treasury shares reissued	157	157	53	(53)[6]
Treasury Shares purchased	(405)	(405)	-	-
Net intercompany borrowings	-	(53)	(376)	429 [5]
Proceeds from long-term debt issued	5,357	83	5,274	-
Payments on long-term debt	(4,237)	(463)	(3,774)	-
Short-term borrowings - net	132	8	124	-
Net cash provided by (used for) financing activities	513	(1,164)	1,301	376
Effect of exchange rate on cash	15	7	8	-
Increase (Decrease) in cash and short-term investments	33	74	(41)	-
Cash and short-term investments at beginning of period	309	146	163	-
Cash and short-term investments at end of period	$ 342	$ 220	$ 122	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products profit after tax due to equity method of consolidation.
[3] Non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Net proceeds and payments to/from Machinery and Engines and Financial Products.
[6] Change in investment and common stock related to Financial Products.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Year Ended December 31, 2002
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data: Machinery and Engines [1]	Supplemental Consolidating Data: Financial Products	Supplemental Consolidating Data: Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 798	$ 798	$ 187	$ (187)[2]
Adjustments for non-cash items:				
Depreciation and amortization	1,220	785	435	-
Profit of Financial Products	-	(187)	-	187 [3]
Other	397	285	98	14 [4]
Changes in assets and liabilities:				
Receivables - trade and other	(50)	125	(138)	(37)[4]
Inventories	162	162	-	-
Accounts payable and accrued expenses	164	114	25	25 [4]
Other - net	(325)	(386)	42	19 [4]
Net cash provided by operating activities	2,366	1,696	649	21
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(728)	(693)	(35)	-
Expenditures for equipment leased to others	(1,045)	(5)	(1,040)	-
Proceeds from disposals of property, plant and equipment	561	88	473	-
Additions to finance receivables	(15,338)	-	(15,338)	-
Collection of finance receivables	11,866	-	11,866	-
Proceeds from the sale of finance receivables	2,310	-	2,310	-
Net intercompany borrowings	-	(571)	14	557 [5]
Investments and acquisitions (net of cash acquired)	(294)	(24)	(270)	-
Other - net	(40)	(14)	(62)	36 [6]
Net cash used for investing activities	(2,708)	(1,219)	(2,082)	593
Cash flow from financing activities:				
Dividends paid	(481)	(481)	-	-
Common stock issued, including treasury shares reissued	10	10	36	(36)[6]
Net intercompany borrowings	-	(14)	571	(557)[5]
Proceeds from long-term debt issued	4,137	248	3,889	-
Payments on long-term debt	(3,339)	(225)	(3,114)	-
Short-term borrowings - net	(102)	(155)	53	-
Net cash provided by (used for) financing activities	225	(617)	1,435	(593)
Effect of exchange rate on cash	26	35	12	(21)[7]
Increase (Decrease) in cash and short-term investments	(91)	(105)	14	-
Cash and short-term investments at beginning of period	400	251	149	-
Cash and short-term investments at end of period	$ 309	$ 146	$ 163	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products profit after tax due to equity method of consolidation.
[3] Non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Net proceeds and payments to/from Machinery and Engines and Financial Products.
[6] Change in investment and common stock related to Financial Products.
[7] Elimination of the effect of exchange on intercompany balances.

Safe Harbor Statement under the Securities Litigation Reform Act of 1995

Certain statements contained in our fourth-quarter 2003 results release and prepared statements from the related results webcast are forward-looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be", "should" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the company and the markets it serves.

World Economic Factors

A worldwide economic recovery is now underway and further strengthening should occur this year. Economic growth is expected to exceed 3.5 percent in 2004, or about 1 percentage point more than in 2003. Low interest rates initiated economic recoveries and low inflation rates likely will encourage central bankers to be cautious about implementing any interest rate hikes. If, however, central bankers decide to raise interest rates significantly, the recovery would be less robust than assumed, likely weakening machinery and engine sales.

The U.S. economy ended 2003 strong and the Federal Reserve's stated plan to keep interest rates low for a considerable period should ensure a very good year for the economy in 2004. We project U.S. growth of at least 4.5 percent and the Canadian economy should rebound from 2003's slowdown, growing more than 3 percent in 2004. This environment should allow the recovery in Machinery and Engines sales that developed last year to strengthen further this year. Low interest rates, the tax cuts and the favorable impact of a weaker dollar have all helped the economy and our sales. Should any of these factors change substantially, such as a significant increase in interest rates, both economic growth and our sales probably would be weaker than assumed.

European economies recovered slowly in the last of 2003 and current low interest rates should allow further strengthening this year. We expect the European economies will grow 2 percent in 2004, fast enough to allow some improvement in construction activity. Favorable energy prices, plus much higher commodity prices, will promote another year of good economic growth in both Africa/Middle East and the CIS. As a result, we project some improvement in EAME sales in 2004. However, the European recovery is fragile and developments such as a much stronger euro or modest interest rate hikes could cause economic growth to falter. In that case, the modest recovery in sales would be in jeopardy.

The Japanese economy has grown for seven consecutive quarters and our outlook assumes that measures employed by the Bank of Japan - zero interest rates, the maintenance of high levels of reserves in the banking system and the purchase of long-term government bonds - will allow this recovery to strengthen. We project economic growth of 3 percent in 2004, up more than ½ percentage point from 2003 and the best year since 1996. The economy remains vulnerable to any tightening in financial conditions and should that occur, the recovery could stall. Slower economic growth would further reduce our sales in that country and could have a negative impact on other economies, particularly those in the region.

Our outlook assumes that the Asia/Pacific region will again lead the world in economic growth, improving to over 6 percent growth in 2004. We expect China's booming economy will slow a bit in response to modest tightening in economic policies but better growth in most other countries will more than pick up the slack. Strong domestic economies and low local interest rates will boost construction and the region's sizeable mining sector will benefit from higher prices. The principle risks that could disrupt economic growth and our sales are significant policy tightening in China and intensified trade frictions that slow exports from the region.

We expect Latin American economic growth to improve to about 3.5 percent in 2004, much better than the 1.5 percent rate experienced in 2003. The region will benefit from the worldwide economic recovery, reductions in local interest rates and a rebound in foreign direct investment inflows. Better economic growth should boost our sales; however, should the economic recovery not materialize as expected, our sales could continue to decline.

Commodity Prices

Commodities represent a significant sales opportunity, with prices and production as key drivers. Prices have improved sharply over the past year and our outlook assumes continued growth in the world economy will cause metals prices to increase further in 2004. Any unexpected weakening in world industrial production, however, could cause prices to drop sharply to the detriment of our results.

While coals stocks are high and prices have been soft, our outlook assumes production and prices will improve in 2004. If coal production and prices do not improve, our results could be negatively affected.

Oil and natural gas prices have continued fairly high into 2004 due to strong demand and tight inventories. Our outlook assumes that increased production will ease shortages in both oil and natural gas, allowing prices to ease some. We do not yet view higher energy prices as a threat to economies since it is strong demand that is boosting prices. However, should significant supply cuts occur, such as from OPEC production cuts or political unrest in a major producing country, the resulting price spikes likely would slow economies, potentially with a depressing impact on our sales.

Monetary and Fiscal Policies

For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and accordingly, demand for a product. In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand.

While economic data are looking more favorable, central banks in most developed countries are still holding interest rates steady. Two (Reserve Bank of Australia and Bank of England) have implemented modest interest rate increases. Our outlook assumes that central banks will take great care to ensure that economic recoveries continue and that interest rates will remain low throughout 2004. Should central banks raise interest rates too aggressively, both economic growth and our sales could suffer.

Budget deficits in many countries have increased, which has limited the ability of governments to boost economies with tax cuts and more spending. Our outlook assumes that governments will not aggressively raise taxes and slash spending to deal with their budget imbalances. Such actions could disrupt growth and negatively affect sales to public construction.

Political Factors

Political factors in the United States and abroad have a major impact on global companies.

Our outlook assumes that there will be no significant military conflict in North Korea or the Middle East in the forecast period. Such a military conflict could severely disrupt sales into countries affected, as well as nearby countries.

Our outlook also assumes that there will be no major terrorist attacks. If there is a major terrorist attack, confidence could be undermined, causing a sharp drop in economic activities and our sales. Attacks in major developed economies would be the most disruptive.

Our outlook further assumes that efforts by countries to increase their exports will not result in retaliatory countermeasures by other countries to block such exports, particularly in the Asia/Pacific region.

Currency Fluctuations

The company has costs and revenues in many currencies and is therefore exposed to risks arising from currency fluctuations. Many currency positions are fairly closely balanced, which, along with the diversity of currency positions, helps diminish exchange rate risks.

The company's largest manufacturing presence is in the United States. So any unexpected strengthening of the dollar tends to raise the foreign currency value of costs and reduce our global competitiveness.

The stronger euro had a favorable impact on translating European sales into U. S. dollars in the third quarter. The outlook assumes similar benefits in the future. Should the euro collapse, our results could be negatively impacted.

Dealer Practices

The company sells primarily through an independent dealer network. Dealers carry inventories of both new and rental equipment and adjust those inventories based on their assessments of future needs. Such adjustments can impact our results either positively or negatively. The current outlook assumes dealers will reduce inventories slightly in 2004; more drastic reductions would adversely affect sales.

Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the company's results. Our products are an integral component of these activities and as these activities increase or decrease in the United States or abroad, demand for our products may be significantly impacted.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002. The Consent Decree provided for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties (NCPs) on those engines. The company began shipping lower emission on-highway engines in October 2002 as a "bridge" until the fully compliant ACERT® engines were introduced in 2003. These "bridge" engines required the payment of NCPs. At year-end 2003, Caterpillar was in production of all models of its medium-duty and heavy-duty compliant ACERT engines. Therefore, our outlook for 2004 assumes that we will not pay NCPs beyond 2003. Our outlook is also subject to assumptions regarding price increases and sales volumes. Our net price increase for heavy-duty on-highway bridge engines was successfully implemented on October 1, 2002; this increase was competitive with price increases implemented by other engine manufacturers on that date. We implemented an additional price increase in the first quarter 2003 to truck manufacturers that purchase our heavy-duty ACERT engines and implemented a price increase on January 1, 2004 for medium-duty ACERT engines. These increases are based on the additional value that we expect truck owners to receive from ACERT engines compared to our competitors as a result of better fuel economy, less maintenance and greater durability. The ultimate net price increase we are able to achieve for our ACERT engines is dependent upon marketplace acceptance of these engines versus competitive alternatives. While we estimate volume to the best of our ability, industry volume is an issue out of our control. If our assumptions regarding NCPs, market acceptance of the price increases and/or engine volume are not realized, company performance could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or material costs, and/or higher than expected financing costs due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales. If actual results vary from this projected geographic and product mix of sales, our results could be negatively impacted.

The company operates in a highly competitive environment and our outlook depends on a forecast of the company's share of industry sales. An unexpected reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated realization.

Inherent in the operation of the Financial Products Division is the credit risk associated with its customers. The creditworthiness of each customer, and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events, and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of our interest payments and the value of our fixed rate debt. Our match funding policy manages interest rate risk by matching the interest rate profile (fixed rate or floating rate) of our debt portfolio with the interest rate profile of our receivables portfolio within certain parameters. To achieve our match funding objectives, we issue debt with similar interest rate profile to our receivables and also use interest rate swap agreements to manage our interest rate risk exposure to interest rate changes and in some cases to lower our cost of borrowed funds. If interest rates move upward more sharply than anticipated, our financial results could be negatively impacted. With respect to our insurance and investment management operations, changes in the equity and bond markets could cause an impairment of the value of our investment portfolio, thus requiring a negative adjustment to earnings.

In general, our results are sensitive to changes in economic growth, particularly those originating in construction, mining and energy. Developments reducing such activities also tend to lower our sales. In addition to the factors mentioned above, our results could be negatively impacted by any of the following:

- Any sudden drop in consumer or business confidence
- Delays in legislation needed to fund public construction
- Regulatory or legislative changes that slow activity in key industries; and/or
- Unexpected collapses in stock markets.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion, but are noted to further emphasize the myriad of contingencies that may cause the company's actual results to differ from those currently anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

January 27, 2004	By: /s/ James B. Buda
	James B. Buda
	Vice President